UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: AUGUST 2017.

Commission file number: 0-17863

CONTINENTAL ENERGY CORPORATION
(Translation of registrant’s name into English)

1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F [ X ] or Form 40-F [    ].

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ].
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Form-6K filing is made to mirror a similar filing made by the Registrant on SEDAR in Canada in accordance with the it’s Canadian Securities Administrators National Instrument NI-51-102 Continuous Disclosure Obligations. This Form 6-K filing includes the attached exhibits as follows:

99.1

“Restated Articles of Association” of the Company as approved and adopted by the shareholders at an annual general meeting on 4 August 2017, a complete copy of which attached to and made a part of this Form-6K filing.

99.2	“2017 Stock Option Plan” of the Company as approved and adopted by the shareholders at an annual general meeting on 4 August 2017, a complete copy of which attached to and made a part of this Form-6K filing.

99.3	“Notice” for the Company’s annual general meeting (“AGM”) of shareholders for Fiscal 2017 ended 30 June 2017 to be held on 8 September 2017. A complete copy of the Notice as filed on SEDAR on the 4 August 2017 “Record Date” for eligible voters at the AGM is attached to and made a part of this Form-6K filing.

99.4

“Management Information Circular” or “MIC” for the Company’s AGM Fiscal 2017 ended 30 June 2017 to be held on 8 September 2017. A complete copy of the MIC as filed on SEDAR on the Record Date is attached to and made a part of this Form-6K filing.

99.5	“Annual Oil & Gas Disclosure” Company’s Fiscal 2017 year. A complete copy of the disclosure as filed on SEDAR on 3 August 2017 is attached to and made a part of this Form-6K filing.

99.6	“Press Release” dated 9 August 2017 announcing the results of its 2016 AGM. A complete copy of the Press Release as both publicly distributed and filed on SEDAR is attached to and made a part of this Form-6K filing.

99.7	“Press Release” dated 10 August 2017 announcing Annual Financial results for the Fiscal 2017 year ended 30 June 2017. A complete copy of the Press Release as both publicly distributed and filed on SEDAR is attached to and made a part of this Form-6K filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION (Registrant)

Date: 11 AUGUST 2017

// signed //
_______________________________
By: Robert V. Rudman
Director and Chief Financial Officer